Exhibit 99.06
PROMOTORA DE INFORMACIONES, S.A.
Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004, January 18, 2007, October 18, 2007, December 5, 2008 and June 18, 2009.

BOARD OF DIRECTORS REGULATION OF PROMOTORA DE INFORMACIONES, S.A.
Chapter I.- PRELIMINARY
Article 1.- Purpose.
1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.
2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.
Article 2.- Interpretation.
This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.
Article 3.- Amendment.
1.- This Regulation may only be amended at the request of the Chairman or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.
2.- The Corporate Governance, Appointments and Remuneration Committee shall issue an opinion concerning the proposed amendment.
3.- The text of the amendment, the authors’ report justifying the proposal and the opinion of the Corporate Governance, Appointments and Remuneration Committee shall be attached to the call for the meeting of the Board at which this matter is to be discussed.
4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.
Article 4.- Publication.
1.- Directors and senior management have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.
2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD
Article 5.- Functions.
1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.
2.- Board policy is to delegate the day-to-day management of the Company to the Chief Executive Officer assisted by the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.
3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:
a)	General company policies and strategies, including:
i)	The strategic or business plan, as well as annual management and budget objectives and financial projections;

ii)	Investment and financing policies;

iii)	Determination of group company structure and any proposed amendment of the Company’s corporate purpose;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy

vi)	General remuneration policy affecting directors and senior management;

vii)	Risk control and management policy, as well as periodic supervision of internal information and control systems;

viii)	Determination of dividend and treasury stock policies;
b)	The following decisions:
i)	Financial information related to listed securities that the Company must disclose periodically

ii)	The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.

iii)	Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv)	Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v)	Strategic alliances of the Company or its controlled companies.

vi)	The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii)	Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii)	The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix)	Authorization of linked transactions in the terms provide for in this Regulation.

x)	Periodic evaluation of the performance and composition of the Board of Directors.
4.- If urgently required, the decisions mentioned in paragraphs i), ii), iii), v), vi) and ix) of section 3.-b) above may be made by the Executive Committee. With respect to paragraph i) of section 3.-b) above concerning disclosure of financial information, intermediate first quarter and third quarter reports may be approved by either the Board of Directors or the Executive Committee. In the cases of extreme urgency mentioned in section 3.b ii) above, a decision of the Chairman may suffice in lieu of approval of the Board of Directors.
Article 6.- Objectives.
1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group’s publishing companies and communications media.
2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:
a)	That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b)	That company management works under the effective supervision of the Board;

c)	That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.
The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers, suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.
Chapter III.- COMPOSITION OF THE BOARD
Article 8.- Qualitative Composition.
1.- In exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings concerning the composition of the Board, the Board of Directors shall ensure a majority of external or non-executive directors with respect to executive directors.
In that regard, executive directors are understood to include the Chairman, the Chief Executive Officer and other directors who, under any other title, assume managerial responsibilities within the Company or any of the subsidiary companies.
2.- As vacancies arise, the Board shall ensure that the majority group of external directors includes both those proposed by owners of significant stable shareholdings (owner-directors) and professionals of recognized prestige who have no links to the executive team or significant shareholders that would compromise their independence (independent directors).
For the purposes of the foregoing paragraph, the Board shall take into account the ownership of the Company, the importance in absolute and comparative terms of the significant shareholders’ stakes, as well as the degree of permanence and the strategic association of the owners of those significant shareholdings with the Company.
If there is an external director who cannot be considered either an owner-director or an independent director, the Board of Directors shall explain that circumstance and his relationship to the Company or to its managers or shareholders.
3.-The Board of Directors shall explain the nature of each director’s relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee.
4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.
Article 9.- Quantitative composition.
1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.
Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.
Article 10.- Chairman of the Board.
1.- Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings and at meetings of the Board of Directors. His appointment entails assuming all powers that the Board can legally delegate him.
2.- The Chairman shall monitor and supervise management, the definition of company strategy and corporate governance initiatives. He shall likewise have the power to propose appointments and changes in board posts, including the office of chief executive.
Article 11.- Chief Executive Officer
1.- The Chief Executive Officer shall be the chief individual responsible for the management of the Company and shall preside at the Executive Committee. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting and by the Board of Directors.
2.- Without prejudice to the provisions of Article 5 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board and Executive Committee resolutions.
Article 12.- Deputy Chairman or Chairmen.
1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.
2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.
3. -The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.
1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.
2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall provide the directors with all necessary advice and information, maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.
3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.
4.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.
5.- In the absence of the Secretary, a director appointed as such by the Board shall perform those tasks.
Article 14.- Executive Committee.
1.- The Board of Directors shall appoint an Executive Committee comprising eight board members, which shall always include the Chief Executive Officer, that shall preside this Committee, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee. Appointment of the members of the Executive Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.
The composition of the Executive Committee with regard to the type of directors shall be similar to that of the Board of Directors.
Members of the Executive Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.
Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Committee.
2.- The Secretary of the Board of Directors shall serve as Secretary of the Executive Committee, and the provisions of Article 13 above shall likewise apply to the procedures of the Executive Committee.
The Executive Committee shall meet at least six times a year and at anytime that, in the opinion of the Chief Executive Officer, company interests warrant a meeting or when two or more members of the Executive Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.
A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Committee members present or represented by proxy.
When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Executive Committee, provided that they are compatible with the Committee’s nature and functions.
When requested to do so, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote
3.- The Executive Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.
4.- The Executive Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Executive Committee. All board members shall receive a copy of the minutes of the Executive Committee’s meetings.
5.- The Executive Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.
Chapter V.- FUNCTIONING OF THE BOARD.
Article 15.- Meetings of the Board of Directors.
1.- The Board of Directors shall meet at least five times a year, and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors or by the Chief Executive Officer.
2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address designated for each director.
Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.
3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors and of the Executive Committee.
4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2 above shall not apply when, in the opinion of the Chairman, the circumstances so justify.
6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.
7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.
Article 16.- Board Meeting Procedure
1.- A Board meeting may be validly held when at least one half plus one of all directors are present or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question
2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.
3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.
4.- Each director present or duly represented shall have one vote.
Chapter VI.- APPOINTMENT AND DISMISSAL OF DIRECTORS.
Article 17.- Appointment of Directors.
1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Corporations Law and the company bylaws.
2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding advisory opinion issued by the Corporate Governance, Appointments and Remuneration Committee. A proposal of the Corporate Governance, Appointments and Remuneration Committee shall be required for the appointment of independent directors.
Persons who are 75 years of age or who will be 75 during the current year may not be proposed for appointment as board members.
3.- The Board of Directors may confer the title of Honorary Director on those directors who have served on the board for over 25 years and who, based on their merit and extraordinary devotion to the Company, deserve being included in that category after leaving the board.
The Corporate Governance, Appointments and Remuneration Committee shall issue a non-binding opinion prior to the Board’s appointment of Honorary Directors.
The title of Honorary Director is a purely honorary distinction and, thus, Honorary Directors are not members of the Board of Directors.
The Board may withdraw this distinction, based on the circumstances of each case.
Honorary Directors may attend board meetings, and may voice their opinions but may not vote, and shall duly receive notice of meetings from the Chairman.
Honorary Directors have the right to receive compensation as determined by the Board of Directors.
Article 18.- Appointment of External Directors.
The Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.
Article 19.- Re-appointment of Directors.
1.- Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Corporate Governance, Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.
2.- Persons who are 75 years of age or who will be 75 during the current year may not be proposed for reelection as board members.
Article 20.- Tenure of Service.
1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.
2.- Directors appointed by co-optation remain in office until the date of the first shareholders meeting.
Article 21.- Termination of Tenure.
1.- Directors shall leave their posts when the period for which they were appointed has expired, when they reach 75 years of age, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

The foregoing notwithstanding, at the proposal of the Chairman and after having received the non-binding opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board may ask a director who reaches 75 during his term in office to continue for as long as deemed necessary or until his term expires, if this is warranted in the interest of the Company.
2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:
a)	When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b)	When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c)	When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d)	When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e)	When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.
3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance, Appointments and Remuneration Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.
4.- Committee members shall leave their posts when they cease to be directors.
Article 22.- Voting Objectivity and Secrecy.
1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.
2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.
Chapter VII .- BOARD OF DIRECTOR COMMITTEES
Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee and a Corporate Governance, Appointments and Remuneration Committee.
2.- The Secretary to the Board, or in his absence the Deputy Secretary shall act as secretary to these committees. The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.
3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.
Committees shall report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.
4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.
Article 24.- Audit Committee
1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors, at least in proportion to their presence on the Board of Directors.
2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.
Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.
The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.
3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.
The Audit Committee shall have all of the following basic responsibilities:
a)	Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b)	To propose to the Board of Directors the appointment of external account auditors pursuant to Section 204 of the consolidated text of the Corporations Law, to be submitted at the annual shareholders meeting.

c)	To supervise internal auditing services.

d)	To supervise the Company’s financial information process and internal monitoring systems.

e)	To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.
4.- In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:
a)	To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b)	To propose the selection, appointment, reappointment or removal of the person in charge of the company’s internal audit service.

c)	To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d)	To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e)	To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f)	To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g)	To exercise all other powers granted the committee in this Regulation.
5.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.
6.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Corporate Governance, Appointments and Remuneration Committee.
a)	Composition.
The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.
The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company’s Chief Executive Officer at its meetings.
The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.
The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.
b)	Functions and Powers.
Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:
1)	To issue opinions concerning proposals for the appointment of directors and honorary directors, and to propose the appointment of independent directors.

2)	To issue opinions on the proposal for the appointment of the Secretary to the Board.

3)	To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management, ii) the individual remuneration of executive directors and other conditions set forth in their contracts and iii) the individual remuneration of honorary directors.

4)	To ensure compliance with the company’s remuneration policies

5)	To approve standard senior management contracts.

6)	To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Committee.

7)	To issue opinions on proposals for appointment of company representatives on the governing bodies of subsidiaries.

8)	To propose the Annual Report on Corporate Governance to the Board of Directors.

9)	To present a report to the Board of Directors, evaluating the performance and composition of the Board.

10)	To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company’s rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

11)	To exercise such other powers granted to the committee in this Regulation.
c)	Procedure.
The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.
Chapter VIII.- DIRECTORS’ RIGHTS TO INFORMATION.
Article 26.- Rights to Information and Inspection.
1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.
2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.
Chapter IX.- REMUNERATION OF DIRECTORS.
Article 27.- Remuneration of Directors.
1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.
2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.
3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 28.- Remuneration of Executive Directors.
Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.
Article 29.- Remuneration of External Directors.
The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:
a)	External directors shall be paid based on the amount of time actually devoted to their tasks.

b)	Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.
Chapter X.- DIRECTORS DUTIES
Article 30.- General Obligations of Directors.
1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.
2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:
a)	To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Executive Committee).

b)	To attend the meetings of the committees on which they serve (including, if applicable, the Executive Committee) and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c)	To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d)	To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e)	To comply with the Internal Code of Conduct and this Regulation.

f)	To comply with any legally-established duties and obligations.

Article 31.- Conflicts of Interest and Transactions with Directors.
1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of “Promotora de Informaciones, S.A. and its Group Companies’ Internal Code of Conduct Concerning Securities Market Transactions.”
2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.
Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.
3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.
4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:
i)	Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii)	Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii)	Those which amount to less than 1% of the annual income of the person or entity receiving the service.
Article 32.- Directors’ Duty of Confidentiality.
1.- Directors shall keep secret the deliberations of the Board of Directors, of the committees on which they serve and of the Executive Committee, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.
2.- This obligation of confidentiality shall survive the director’s tenure of service in the Company.
Article 33.- Non-competition Obligations.
Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company’s shareholdings.

Article 34.- Transactions with Significant Shareholders.
1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder in accordance with the provisions of Article 5 of this Regulation.
2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.
3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.
Article 35.- Principle of Transparency.
In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.
Chapter XI. BOARD RELATIONS
Article 36.- Shareholder Relations
1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.
2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.
3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.
4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.
5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.
Article 37.- Market Relations.
1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company’s Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made available to the markets, and that it be drafted in accordance with the same principles, criteria, professional practices and accuracy requirements used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.
Article 38.- Auditor Relations.
1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm’s annual earnings, based on an average for the last five years.
2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor’s group, or to any other company that the auditor may be associated with through common ownership, management or control.